UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Pasquale            Michael F
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     45,384.0000    D  Direct
Common Stock                                  12/31/00    A        58.7300 (1)   D   (2)         8,494.0500     I  401(k) Plan
Common Stock                                                                                     20.0000        I  by Daughter
Common Stock                                                                                     5,015.0000     I  by Spouse

Table II (PART 1) Derivative Securitites Acquired,  Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Table II (PART 2) Derivative Securitites Acquired,  Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Explanation of Responses:

(1)
This entry represents a reduction in the balance of shares allocated to the account of the reporting person in the Hershey Foods Corporation Employee Savings, Stock Investment and Ownership Plan (ESSIOP). To manage liquidity needs of the Plan, the ESSIOP fiduciary from time-to-time maintains a lower overall share balance (versus cash) in the Plan, which in this instance resulted in a reduction in the number of shares allocated to the reporting person's account when compared to the prior Form 4 report.
(2)
See footnote (1) above. The closing price on December 29, 2000 was $64.375. The exact price of each share at date of disposition is not readily determinable.

SIGNATURE OF REPORTING PERSON
/S/ Pasquale, Michael F
DATE 02/09/2001